June 14, 2013

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	H. Roger Schwall
Kevin Dougherty
Michael Fay
Karl Hiller
Ronald Winfrey

Re:	Jones Energy, Inc.
Registration Statement on Form S-1
Filed May 28, 2013
Amendment No. 1 to Registration Statement on Form S-1
Filed June 7, 2013
File No. 333-188896

Ladies and Gentlemen:

Set forth below are the responses of Jones Energy, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated June 11, 2013, with respect to the above-captioned submission.

The Company is concurrently filing Amendment No. 2 to Form S-1 (the “Registration Statement”) via EDGAR.  For your convenience, five marked copies of the Registration Statement will be hand delivered to you to facilitate your review.

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Staff’s comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form S-1

Risk Factors, page 22

If we do not fulfill our obligation to drill minimum numbers….., page 27

1.                                      You disclose that if you do not meet your obligation to drill 20 additional wells prior to October 31, 2013, or are unable to obtain an extension or negotiate an amendment to your Southridge agreement, you will lose the right to develop approximately 8,320 gross (3,410 net) acres in the Woodford shale formation, including approximately 15.5 MMBoe of proved undeveloped reserves attributable to such acreage. Here, as well in the Asset Overview on the Inside Cover Page and under “Estimated Proved Reserves” on page 109 and “Acreage Summary” on page 113, quantify, on a percentage basis, the gross and net acreage and proved reserves attributable to such acreage that you will lose the right to develop.

Response:  In light of the Staff’s comment, the Company has revised the disclosure on the inside cover page and on pages 27, 72 and 109 to quantify, on a percentage basis, the proved undeveloped reserves attributable to the acreage in the Woodford shale formation that the Company would lose the right to develop if the Company did not meet the referenced obligation or obtain an extension or amendment. We note for the Staff that the 8,320 gross (3,410 net) acres in the Woodford shale formation attributable to the Southridge joint development agreement had not been included in the Company’s Woodford shale formation gross and net acreage set forth on the inside cover page and throughout the Registration Statement based on the assignment terms of the agreement, and we have made clarifying revisions on pages 3, 96 and 113 to that effect.

Selected historical and unaudited pro forma consolidated financial data, page 64

Non-GAAP financial measure, page 66

2.                                      We note your response to comment 3 from our letter dated May 23, 2013 stating that you compute realized gains as “...the difference between the contract/strike price and the settlement price,” also clarifying that these measures “...do not reflect only the change in fair value of settled contracts that occurred during the reporting period.” The description you provide indicates your measures of realized gains do not conform with FASB ASC 815-10-35-2. We would like to understand how your approach of reporting realized gains and losses in this manner and also apparently limiting the measures to “contracts for which the production period is within the reporting period” compares to the measures required under GAAP.

If the overall gain or loss on commodity derivatives reported in your financial statements reflects the change in fair value of all such instruments through the date of settlement or the end of each period, as applicable, then we would also like to know how you are presenting the difference between the current period change in fair value on settled instruments and the differences between the contract/strike price and settlement prices mentioned in your reply.

Please also explain the differences apparent between the realized gains reported on page 76 for each period and the corresponding measures in the investing section of your Statements of Cash Flows on pages F-15 and F-40; and tell us your rationale for the investing rather than operating characterization.

Response:  The Company advises the Staff that the total gain/loss on derivatives equals the change in fair value of the open derivative contracts between accounting periods plus the net realized gain/loss during the period.  The net realized gain/loss equals the cash paid or received during the reporting period from the settlement of contracts plus the net change in working capital associated with the accrual of contracts that settle in one period but for which cash changes hands in subsequent periods (i.e., the amount of cash to change hands is fixed and determinable at the measurement date).  We believe this accounting is in compliance with FASB ASC 815-10-35-2.

Unrealized gains and losses represent the difference between the total gain/loss and the realized gain/loss.

The difference between the amount of realized gains and losses reported as an EBITDAX adjustment and the related amount in the cash flows used in investing in the cash flow statement is due to the change in working capital associated with the accrual for contracts for which settlement is attributable to one period but for which cash changes hands in subsequent periods.

In light of the Staff’s comment, and as discussed in our telephonic conversation with the Staff on June 13, 2013, we have revised our presentation to use “Loss (gain) on oil and natural gas derivative contracts” and “Current period settlements of matured derivative contracts” as EBITDAX adjustments on pages 17, 19, 65, 67, 76, F-16 and F-41.

We respectfully acknowledge the Staff’s comment and that the Staff believes that our investing classification for cash flows from derivatives is inconsistent with ASC 230-10-45-27.  While our derivative instruments represent “economic hedges,” they do not qualify as hedging relationships under ASC 815. Accordingly, the classification option described in ASC 230-10-45-27 is not available to our derivatives. As a result, we believe that ASC Topic 230-10-45-27 requires that the cash flows from our derivatives be classified in investing cash flows according to their nature.

Management’s discussion and analysis of financial condition and results of operations, page 70

Factors that significantly affect our results of operations, page 70

3.                                      We note your disclosures on pages 27 and 72 indicating that you may not meet your obligation to drill the minimum number of wells specified in the Southridge agreement because you have focused your efforts on other locations where you believe there are drilling opportunities with better economics and therefore, absent an extension, you may lose the right to continue to develop acres, and your interests in proved undeveloped reserves. You appear to describe circumstances having greater uncertainty of future development and production than would satisfy the reasonable certainty criteria necessary to appropriately claim proved reserves, as defined in Rule 4-10(a)(22) and (31) of Regulation S-X. Please revise your accounting and disclosure as necessary to conform with this guidance. If you believe that you are able to demonstrate compliance, explain your rational to us, tell us the amounts you have capitalized for these properties, and explain to us why you believe an impairment in value was not evident as of year-end and at March 31, 2013, in connection with the possible loss of proved undeveloped reserves and other acreage. Please expand your disclosure to discuss and quantify any reasonably possible impairment.

Response:  The Company acknowledges the Staff’s comment and advises the staff that the Company believes the circumstances used to develop the Company’s Southridge Woodford 2013 development program satisfy the reasonable certainty criteria necessary to appropriately claim proved reserves, as defined in Rule 4-10(a)(22) and (31) of Regulation S-X, in the year-end 2012 reserve report. At the time the reserve report was finalized in January 2013, the Company had only obtained preliminary production data from the 11 Southridge Woodford wells drilled in 2012, 10 of which did not begin production until November 2012.  This data was not sufficient to revise the Southridge Woodford type curve used for the 2012 reserve report, nor was it sufficient to cause the Company to change or reevaluate its 2013 drilling program, which provided for satisfying the 2013 minimum well requirement in the Southridge joint development agreement.  Specifically, the Company’s drilling plan had two alternative methods for satisfying the Southridge minimum drilling commitment:  (i) a two rig program beginning April 2013, or (ii) a four rig program beginning July 2013.

The Company obtained further production data from the Southridge 2012 wells during the first quarter of 2013.  Although the Company determined to revise the Southridge Woodford type curve downward after analysis of the additional data, the effect on expected well-level returns was not unacceptable, and the Company’s plan to fulfill the 2013 Southridge drilling commitment remained unchanged throughout the first quarter of 2013. As of March 31, 2013, the Company had capitalized $14.4 million relating to the Southridge Woodford undeveloped reserves.

On April 9, 2013, the Company entered into a joint development program with Vanguard Natural Resources. Upon execution of this agreement, the Company determined that it was in its best interest to prioritize the new Vanguard locations, which were expected to yield higher returns than the legacy Southridge Woodford locations and had no spud fees.  The Vanguard joint development agreement also provided the Company with more long-term opportunity, adding 360 gross drilling locations and a partner who was interested in doing future deals.

Nevertheless, after conducting an in-depth review, the Company continues to believe that 32 of the Southridge drilling locations would provide moderately attractive returns at current commodity prices.  Accordingly, the Company is exploring development solutions and is in the process of negotiating a potential extension of the Southridge joint development agreement.  We believe that the best outcome for the Company would be an extension or revised arrangement that would allow for prioritizing Vanguard locations in the near term, while allowing for developing Southridge locations beyond October 2013.  However, as the Company cannot assure the success of an alternative arrangement with Southridge, the Company believed it was appropriate to disclose the ramifications if the 2013 commitment were not fulfilled.

For the reasons described above, the Company advises the Staff that impairment to the Southridge Woodford assets was not evident as of December 31, 2012 nor at March 31, 2013.  If an alternative arrangement with Southridge is not obtained and the commitment is not likely to be fulfilled by October 31, 2013, we estimate that we would incur an impairment charge of approximately $14.4 million with respect to the Southridge Woodford reserves.

Certain relationship and related party transactions, page 138

4.                                      You disclose that if the cumulative amount of federal, state and local taxes payable by you exceeds the amount of the tax distribution to you, JEH LLC will make a loan to you to cover that shortfall. Please disclose the expected parameters of such loans, including any expected interest rate.

Response:  In light of the Staff’s comment, the Company has revised its disclosure on page 138 to clarify that JEH LLC will make advances to the Company to cover any shortfalls.  These advances will be repayable, without interest, solely from future (i.e., by offsets against) distributions by JEH LLC to us.

Description of Capital Stock, page 145

Class B Common Stock, page 145

5.                                      In response to comment 7 from our letter dated May 23, 2013, we note that you revised of your disclosure. It appears that holders of Class B common stock do not have a right to receive cash dividends to the same extent as holders of Class A common stock, but that holders of Class B common stock have the right to receive dividends of Class B common stock, and Class A common stock. Please explain to us when you would issue such dividends to Class B common stockholders, and the ramification of such an issuance. In preparing your response, please consider the following:

•                  With regards to the dividends of the Class B common stock, it is our understanding that as part of this offering, JEH LLC units and same number of Class B common stock will be issued to the existing owners. JEH LLC Units and Class B common stock will then be exchangeable one-for-one into Class A common stock. When a JEH LLC Unit is exchanged for a share of Class A common stock, a share of Class B common stock held by the existing owners will be cancelled. Explain how any issuance of a dividend of Class B common stock would interplay with this process, as it was our understanding that through the exchange rights, the number of Class B common stock outstanding would always equal the number of JEH LLC units held by the existing owners.

•                  With regards to the dividends of Class A common stock, on the same terms as is simultaneously paid to the holders of Class A common stock, then through that it appears possible to vest the existing owners, as holders of Class B common stock, with economic rights in Jones Energy, Inc., other than through the exchange of JEH LLC Units for Class A common stock. Please advise if that is correct.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that holders of Class B common stock, which are not entitled to economic rights, will have the right to receive dividends of Class B common stock, but not Class A common stock. Dividends of Class B common stock would only be paid on the Class B common stock if an equivalent dividend is simultaneously paid to the holders of Class A common stock. Section 4.4(B) of our Amended and Restated Certificate of Incorporation provides that dividends payable to the holders of Class B common stock shall be paid only in shares of Class B common stock (or securities convertible into, or exercisable or exchangeable for Class B common stock), and dividends on equivalent terms are paid on the Class A common stock in shares of Class A common stock (or securities convertible into, or exercisable or exchangeable for Class A common stock). In no event will the shares of either Class A common stock or Class B common stock be split, divided, or combined unless the outstanding shares of the other class shall be proportionately split, divided or combined. We have revised the disclosure on page 148 to clarify these points.

Consistent with the Staff’s understanding, the number of shares of Class B common stock outstanding will always equal the number of JEH LLC units held by the Existing Owners. In the event of any issuance of a dividend of Class B common stock, a corresponding number of JEH units would be issued. As described in the prior paragraph, this would only happen if an equivalent dividend is simultaneously paid to the holders of Class A common stock. In such an event, Section 3.1(d) of the Third Amended and Restated Limited Liability Company Agreement of JEH LLC requires that any subdivision (by stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of Class A Common Stock shall be accompanied by an identical subdivision or combination, as applicable, of JEH LLC units. There is only one class of JEH LLC units, so such a subdivision or combination of JEH LLC units would apply to both the JEH LLC units held by us that correspond to shares of Class A common stock and the JEH LLC units held by the Existing Owners that correspond to shares of Class B common stock.

Financial Statements

General

6.                                      Please revise your presentation of financial information throughout your filing as necessary to order columnar information by period consistently from left to right to comply with SAB Topic 11:E. For example, the summary data on pages 17 through 21, 65 through 69, and 76 is shown with earlier periods on the left, while your financial statements have the earlier periods on the right.

Response:  In light of the Staff’s comment, the Company has revised the columnar presentation throughout the financial statements to present earlier periods on the left.

Unaudited pro forma condensed consolidated financial statements, page F-2

7.                                      We have read your responses to comments 8 and 9 from our letter dated May 23, 2013, explaining that you do not believe pro forma financial information related to the Exchange Agreement and Tax Receivable Agreement would be helpful because an exchange is not contemplated nor permitted for a period of 180 days subsequent to the offering, although you acknowledge that a full exchange of JEH LLC Units would have a significant impact on your pro forma results, the lock-up period may be waived, and liability under the arrangement will arise to the extent underwriters exercise their option to purchase additional Class A shares because you would utilize the proceeds to acquire an equivalent number of JEH LLC Units.

Given that your Exchange Agreement and Tax Receivable Agreement arise in conjunction with your offering, you should regard the financial implications of provisions within these arrangements as directly attributable to the transaction in formulating the disclosures that are required to comply with Rules 11-02(b)(5), (6) and (8) of Regulation S-X. Since you are unable to conclude that exchange is not possible within twelve months of your offering, further disclosure will be necessary. The objective expressed in Rule 11-02(a) of Regulation S-X, and the guidance mentioned above, requires pro forma information based on assumptions that are pertinent to illustrate the possible scope of the change in your historical financial position and results of operations. When there are a range of possibilities, multiple pro forma presentations are often an effective way to accomplish this disclosure objective. However, if you believe that you are able to illustrate the effects of a possible exchange of the JEH LLC Units in a narrative, we will consider your request. In either case, you will need to include disclosure along with your pro forma information of these provisions and possibilities, along with quantification of the effects that may arise under a full exchange, including liability based on your pro forma results, and liability assuming termination.

Please ensure that your narrative accurately expresses your view about the likelihood and extent of an exchange of the JEH LLC Units, and provide any additional details that you believe are necessary to fairly inform investors on the financial implications of the possibilities under these arrangements.

Response:  In light of the Staff’s comment, the Company has revised its disclosure on pages 140, F-4, F-8 and F-9 to reflect the effects of a possible exchange of JEH LLC Units.  We have included disclosure addressing the endpoints of possibilities, including estimated quantification of the effects that may arise in connection with (i) a full exercise of the underwriters’ option to purchase additional shares of Class A common stock, (ii) a full exchange of all JEH LLC Units in connection with the offering (if the underwriters were to waive the lock-up with respect to all Existing Investors) and (iii) no exchanges in connection with the offering. We believe that these scenarios, along with the estimated termination payment under the Tax Receivable Agreement disclosed on page 52 of the Registration Statement, illustrate the broad range of possible implications of provisions in these agreements in connection with a hypothetical exchange in connection with the offering. Of the three scenarios, we believe that the first is the most likely and have accordingly reflected it on the face of the pro forma financial statements, adding footnote disclosure to address the other scenarios.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (512) 328-2953 or Mike Bengtson of Baker Botts L.L.P. at (512) 322-2661.

Very truly yours,

JONES ENERGY, INC.

		By:	/s/ Jonny Jones
Jonny Jones, Chairman of the Board and Chief Executive Officer

Enclosures

cc:	Michael L. Bengtson, Baker Botts L.L.P.
Paul F. Perea, Baker Botts L.L.P.
James M. Prince, Vinson & Elkins, L.L.P.
Douglas E. McWilliams, Vinson & Elkins, L.L.P.